

November 12, 2010

Via Facsimile (650) 849-5094 and U.S. Mail

Joseph M. Barbeau, Esq.
Gibson, Dunn & Crutcher LLP
1881 Page Mill Rd.
Palo Alto, CA 94303

> **Re:** **St. Jude Medical, Inc.**
> **Amended Registration Statement on Form S-4**
> **File No. 333-170045**
> **Filed November 9, 2010**
>
> **Schedule TO-T/A filed by Asteroid Subsidiary Corporation and St.**
> **Jude Medical, Inc.**
> **File No. 005-85230**
> **Filed November 9, 2010**

Dear Mr. Barbeau:

We have limited our review of the above filings to those issues we have addressed in our comments.

Form S-4/A

Cover page

1.   Please revise your description of the stock election formula to specify the trading volume to which the disclosure refers: is it the trading volume of your common stock on the New York Stock Exchange or the trading volume that includes trades conducted outside the NYSE?

Selected Consolidated Financial Data of St. Jude, page 20

2.   We note your response to prior comment 4 and we reissue it in part. Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(6)

of Regulation M-A requires that the company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

Other Conditions, page 74

3.   We note your response to prior comment 6. Please tell us how the referenced condition is objectively verifiable and how the occurrence of the condition is not within your direct or indirect control.

AGA Financial Projections, page 208

4.   We note your response to prior comment 7 and we reissue it. We note that the disclosure requirements of Item 4(b) of Form S-4 and the interpretations you referenced in your response apply to a report, opinion or appraisal that has been received by the registrant.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions